UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Free translation into English

December 10, 2024

Messrs.

Superintendencia del Mercado de Valores

Ref.: Notice of Material Information

Dear Sirs:

Through this notice and in accordance with Article 16.1 of the Regulation on Material and Reserved Information, SMV Resolution No. 005-2014-SMV-01 (hereinafter, the “Regulation”), we inform you that:

Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) is pleased to announce that Fitch Ratings (“Fitch”) has upgraded the company’s long-term issuer ratings in both local and foreign currency, as well as the ratings of the $550 million senior unsecured bonds maturing in 2026, from BB- to BB, with a stable outlook. This upgrade reflects Fitch’s expectations of an increase in production, greater operational diversification, and a low level of leverage.

Fitch also highlights the expected growth in Buenaventura’s production, driven by the restart of Uchucchacua and the commissioning of San Gabriel in the second half of 2025. Furthermore, it points out the progress in cost reduction, the extension of the life of key mines, and the reduced dependence on dividends from Cerro Verde as key factors contributing to the rating upgrade.

This improvement in the credit rating reaffirms Buenaventura’s commitment to generating greater value for its shareholders. Our efforts are focused on mitigating the risks associated with the construction of San Gabriel, adhering to the established timelines and CAPEX, while continuing to optimize cost reductions in our operations to increase profitability and maintain a strong financial position.

Sincerely,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: December 11, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer